

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2012

Via E-mail
Mr. Joseph P. Payne
President and Chief Executive Officer
Eloqua Limited
1921 Gallows Road, Suite 250
Vienna, VA 22182

>   **Re: Eloqua Limited**
>   **Amendment No. 7 to Registration Statement on Form S-1**
>   **Filed July 13, 2012**
>   **File No. 333-176484**

Dear Mr. Payne:

      We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to this comment. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 7, 2012.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Stock-Based Compensation

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Common Stock, page 57

1.   When the estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

<u>Consolidated Financial Statements Years ended December 30, 2009, 2010 and 2011</u>

<u>Notes to Consolidated Financial Statements December 31, 2010 and 2011</u>

<u>(2) Significant Accounting Policies</u>

<u>(z) Unaudited Pro forma Information, page F-17</u>

2.   We note your disclosure that upon closing of the initial public offering, the Company
        expects to have obtained the necessary votes required to ensure that the exchangeable
        common stock of Eloqua Corporation will convert into common stock on the closing of
        an initial public offering. However, we note your disclosure on page 148 that you have
        received the necessary percentage of irrevocable elections to exchange these shares into
        common stock. Please reconcile these disclosures.

<u>Consolidated Financial Statements June 30, 2011 and 2012</u>

<u>Notes to Consolidated Financial Statements June 30, 2011 and 2012</u>

<u>(5) Legal Matters, page F-42</u>

3.   We note your disclosure that under the terms of your settlement agreement, iHance
        granted the Company a non-exclusive, royalty-free license under its patents for the
        Company's ELMO product for its existing customers for the remainder of the term for
        each outstanding customer agreement and covenanted not to sue the Company and its
        suppliers, distributors, resellers and customers for any infringement of the patents. Please
        tell us authoritative accounting literature you relied on and the factors you considered in
        accounting for the entire settlement as an expense, and the factors you considered in
        determining the income statement classification of this expense as an operating expense
        rather than cost of revenue.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Craig Wilson for

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-mail</u>
  Christopher J. Austin, Esq.
  Goodwin Procter LLP